UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 6)

GENCO SHIPPING & TRADING LIMITED
(Name of Subject Company)

GENCO SHIPPING & TRADING LIMITED
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2685T131
(CUSIP Number of Class of Securities)

Peter Allen
Chief Financial Officer
299 Park Avenue, 12th Floor
New York, New York 10171
(646) 443-8550
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kai H.E. Liekefett Reuben Zaramian Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Thomas E. Molner J. Michael Mayerfeld Herbert Smith Freehills Kramer (US) LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Genco Shipping & Trading Limited, a Marshall Islands corporation (“Genco” or the “Company”), with the Securities and Exchange Commission on May 15, 2026. The Statement relates to the unsolicited tender offer by Diana Shipping Inc., a Marshall Islands corporation (“Diana”) and 4 Dragon Merger Sub Inc., a Marshall Islands corporation and a direct wholly-owned subsidiary of Diana, to purchase all of the issued and outstanding shares of common stock of Genco, par value $0.01 per share, and the associated rights to purchase shares of Series B Preferred Stock, par value $0.01 per share, for $24.80 per share in cash, without interest and less any required withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 1.	Subject Company Information

The section entitled “Securities” in Item 1 of the Statement is hereby amended and restated in its entirety as follows:

The title of the class of equity securities to which this Statement relates is Genco’s common stock, par value $0.01 per share (the “Common Stock” or the “Shares”). All references in this Statement to the “Shares” shall include the associated rights to purchase shares of Series B Preferred Stock, par value $0.01 per share (the “Rights”), issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as amended by that First Amendment, dated November 10, 2025, that Second Amendment, dated May 1, 2026, that Third Amendment, dated June 2, 2026, and as it may be further amended or supplemented from time to time), by and between Genco and Computershare Inc., as rights agent (the “Rights Agreement”). As of June 2, 2026, there were 43,577,051 shares outstanding.

Item 2.	Identity and Background of Filing Person

The second paragraph of the section entitled “Tender Offer” in Item 2 of the Statement is hereby amended and restated in its entirety as follows:

According to the Schedule TO, the purpose of the Offer is for Diana through the Purchaser to acquire control of Genco and ultimately any and all Shares validly tendered and not validly withdrawn prior to the expiration date of the Offer, which is 5:00 p.m., New York City time, on June 26, 2026, unless extended or earlier terminated by the Purchaser (the “Expiration Date”). Diana has stated that, if Diana and the Purchaser extend the Offer, Diana will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire.

Items 2 through 4, 8 and Annex A

All references in the Statement to the Offer price are amended to refer to $24.80 per Share in cash, without interest and less any required withholding taxes.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements

The section entitled “Shares Held by Non-Employee Directors and Executive Officers of Genco” in Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Shares Held by Non-Employee Directors and Executive Officers of Genco

As a group, the non-employee directors and executive officers of Genco hold an aggregate of approximately 873,290 Shares as of June 1, 2026. If Genco’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of Genco who tender their Shares. If the non-employee directors and executive officers were to tender all 873,290 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Purchaser and its affiliates for $24.80 per Share, then the non-employee directors and executive officers would receive an aggregate amount of approximately $21.7 million in cash. To the knowledge of Genco, none of Genco’s non-employee directors or executive officers currently intends to tender any of their Shares in connection with the Offer.

The sections entitled “Stock Options,” “Time-Based Restricted Stock Units” and “Performance-Based Restricted Stock Units” in Item 3 of the Statement are hereby amended and restated in its entirety as follows:

Stock Options

As of June 1, 2026, one executive officer of Genco, Mr. Wobensmith, held stock option awards in respect of 69,284 Shares in the aggregate, all of which were vested. The non-employee directors of Genco do not hold stock option awards. If the Offer were completed at a price of $24.80 per Share, the aggregate value of the Shares underlying all stock options, reduced by the aggregate exercise price of such stock options, held by Mr. Wobensmith would be $1,031,639.

Time-Based Restricted Stock Units

As of June 1, 2026, all four (4) executive officers of Genco held RSUs in respect of 298,876 Shares in the aggregate, all of which were unvested. As of June 1, 2026, five (5) non-employee directors of Genco held RSUs in respect of 324,636 Shares in the aggregate, none of which have settled in Shares. If the Offer were completed at a price of $24.80 per Share, the aggregate value of the Shares underlying all outstanding RSUs held by (i) the executive officers would be $7.4 million and (ii) the non-employee directors would be $8.1 million.

Performance-Based Restricted Stock Units

As of June 1, 2026, four (4) executive officers of Genco held 363,453 PRSUs in the aggregate (assuming satisfaction of performance goals based on target performance), all of which were unvested. The non-employee directors of Genco do not hold PRSUs. If the Offer were completed at a price of $24.80 per Share, the aggregate value of the Shares underlying all outstanding PRSUs held by the executive officers would be $9.0 million (assuming satisfaction of performance goals based on target performance).

Item 4.	The Solicitation or Recommendation

The section entitled “Background of the Genco Board’s Recommendation Regarding the Offer” in Item 4 of the Statement is hereby amended and supplemented by adding thereto the following:

Diana Continues Revised but Still Inadequate Tender Offer

On May 27, 2026, Diana amended the Offer to increase the offer price from $23.50 to $24.80 and extend the expiration date of the Offer until June 26, 2026. Diana disclosed that as of May 27, 2026, 38 shares, representing less than 1% of the Shares, had been validly tendered into the Offer and not validly withdrawn. That same day, Genco issued a press release advising shareholders to take no action with respect to the revised tender offer, and that the Genco Board would evaluate the Offer and issue a recommendation.

On May 31, 2026, Morgan Stanley delivered to the Strategic Committee an updated relationship disclosure letter.

On June 1, 2026, Genco entered into an amendment of its engagement letter with Jefferies in connection with the Annual Meeting.

On June 1, 2026, the Genco Board and the Strategic Committee held a joint meeting with certain members of Genco’s management team and representatives of its advisors, including Jefferies, Morgan Stanley, Sidley Austin, and HSF Kramer in attendance. Representatives from Sidley and HSF Kramer reviewed with the Genco Board their fiduciary duties. With only the Genco Board, members of Genco’s management, and representatives of each of Sidley Austin, HSF Kramer and Morgan Stanley present, representatives of Morgan Stanley reviewed with the Genco Board certain financial analyses relating to the consideration proposed to be paid in the Offer. After this review, representatives of Morgan Stanley rendered an oral opinion to the Genco Board, subsequently confirmed in writing, to the effect that, as of June 1, 2026, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in its written opinion, the consideration proposed to be received by the holders of Shares pursuant to the Offer was inadequate from a financial point of view to such holders of Shares (other than Diana and its affiliates). After rendering its oral opinion, the representatives of Morgan Stanley departed the meeting, at which time representatives of Jefferies joined the meeting. At this time, representatives of Jefferies reviewed with the Genco Board the long-term forecasts for Genco prepared by Genco management and approved by the Genco Board for use by Jefferies in its financial analysis. Representatives of Jefferies presented their views on the valuation of Genco, and described the methodologies used by Jefferies in its analysis. Jefferies rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of June 1, 2026, and based upon and subject to the various assumptions, qualifications, limitations and other matters described in Jefferies’ written opinion, the consideration proposed to be paid pursuant to the Offer was inadequate from a financial point of view to Genco’s shareholders (other than Diana and its affiliates). The Genco Board and representatives of its advisors, including Jefferies, Morgan Stanley, Sidley Austin, and HSF Kramer, then discussed the contents of a draft of this Statement. After discussion, the Genco Board, on the recommendation of the Strategic Committee, unanimously (i) determined that the Offer is not in the best interests of Genco and its shareholders and (ii) recommended that the shareholders of Genco reject the Offer and not tender any Shares pursuant to the Offer. At the meeting, the Genco Board and the Strategic Committee also considered an amendment to the Shareholder Rights Agreement to remove references to persons “Acting in Concert,” including in the definition of “Acquiring Person”. In light of shareholder feedback received by Genco and the Genco Board’s ongoing assessment of the facts and circumstances, at the recommendation of the Strategic Committee, the Genco Board unanimously determined that it would be in the best interests of Genco and its shareholders to amend the Rights Agreement to remove references to persons “Acting in Concert,” effective June 2, 2026.

On June 2, 2026, Genco filed Amendment No. 6 to this Statement and issued a press release announcing the Genco Board’s recommendation that shareholders reject the Offer and not tender their Shares pursuant to the Offer, together with the reasons for such recommendation.

The section entitled “Reasons for the Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Reasons for the Recommendation

The Genco Board has determined that the Offer is not in the best interests of Genco and its shareholders. Accordingly, the Genco Board unanimously recommends that shareholders reject the Offer and not tender any Shares pursuant to the Offer.

In reaching this conclusion and making its recommendation to reject the Offer, the Genco Board and the Strategic Committee consulted with external financial and legal advisors and management, and considered numerous factors, including, but not limited, to the following:

(I)	The Offer meaningfully undervalues Genco by failing to reflect the full value of Genco’s assets and business and does not include a control premium.

The Genco Board believes that the Offer does not reflect the underlying value of Genco’s assets, a control premium and future growth prospects afforded by Genco’s low-leverage, high-dividend business model in a strengthening drybulk market.

•
Genco has a track record of executing its Comprehensive Value Strategy, which has resulted in strong, consistent operational and financial performance. Since announcing its Comprehensive Value Strategy in April 2021, Genco has successfully implemented each of its three strategic pillars — industry-low financial leverage, accretive fleet growth, and a formulaic, cash flow-linked dividend — generating substantial returns for shareholders across diverse market environments. The following highlights reflect the strength and momentum of Genco’s strategy:

o	Strong and accelerating financial performance. In the first quarter of 2026, Genco generated net income of $9.3 million and adjusted EBITDA of $36.2 million, representing a 358% year-over-year increase.[1] Also in the first quarter of 2026, Genco achieved an average daily time charter equivalent (“TCE”) rate of $19,346 per day — Genco’s strongest first quarter TCE since 2022 — and paid a dividend of $0.35 per share, representing a 133% increase year-over-year. In the second quarter of 2026, estimated TCE has increased to approximately $23,900 per day, a 76% year-over-year improvement, with the dividend formula projected to produce a $0.70 dividend in the second quarter of 2026, a 367% increase year over year.[2]

o
Superior shareholder returns versus peers and the broader market. The successful execution of the Comprehensive Value Strategy has generated compelling total shareholder returns (“TSR”)[3], including TSR in excess of 185% since its announcement. In addition, Genco has generated TSR that outperformed both the drybulk peer group[4] and the S&P 500 across one-, three-, and five-year measurement periods.

o
$310 million in dividends paid to shareholders. Genco has paid $310 million, or $7.16 per share, in dividends since 2021. Furthermore, Genco has paid 27 consecutive quarterly dividends - the longest uninterrupted dividend streak in the drybulk industry. The Genco Board strongly believes that shareholders will continue receiving sizeable dividends in both the near- and long-term as Genco captures upside from the strengthening drybulk market.

o
$557 million invested in modern, premium-earning vessels. Genco has strategically expanded and modernized its fleet. Our “barbell” approach to fleet composition - combining 20 Newcastlemax and Capesize vessels for maximum earnings upside with 24 Ultramax and Supramax vessels for more stable, diversified revenue - provides exceptional operating leverage to rising freight rates. Vessel acquisitions since 2023 have appreciated significantly in value and have generated an IRR of approximately 30%, demonstrating Genco’s track record of accretive capital deployment.

o
$119 million in debt reduction, supporting industry-low leverage. Genco has reduced its debt by $119 million since 2021 resulting in a debt balance of $330 million as of March 31, 2026. Combined with a net loan-to-value ratio of approximately 20% and a cash flow breakeven of approximately $9,800 per day, this structure provides Genco exceptional financial flexibility to return capital to shareholders, pursue growth opportunities, and drive earnings power across market cycles. Total liquidity stands at approximately $405 million, including $54.8 million in cash and $350 million in undrawn revolving credit facility availability as of March 31, 2026.

Genco has an outstanding track record of driving profitable growth and is well positioned for long-term, sustainable value creation. The Genco Board believes all shareholders should have the opportunity to benefit from Genco’s standalone strategy, which aims to deliver substantially greater value than the Offer.

•
Diana’s grossly inadequate $24.80 per share Offer is below Genco’s net asset value (NAV). Diana’s $24.80 per share price is well below the current mean sell-side analyst NAV estimate of $26.66 per share and the current median sell-side analyst NAV estimate of $27.10 per share.[5] Rather than offering a premium in exchange for control of Genco while Genco operates in a strengthening drybulk market, the Offer requires Genco shareholders to accept a discount to NAV.

•
The Offer fails to provide an appropriate control premium. Acquisition offers for publicly traded companies customarily include a meaningful premium to reflect the value of acquiring control. The Genco Board

1 Please refer to Annex D of the Statement for more information, including information regarding the use of non-GAAP financial measures in this Statement.
2 Based on fixtures to date and assuming the market’s expected view of future freight rates for the balance of the year (the FFA curve). Given freight market volatility, the FFA curve is subject to change. Please refer to the appendix to our Q1 2026 earnings presentation posted on our website under “Investors - Events and Presentations” for further detail on assumptions used in our projections, including expenses and utilization rates.
3 TSR, or total shareholder return, is defined as price return plus dividends reinvested. All values are per FactSet as of June 1, 2026.
4 Excludes Genco. Peers are: Diana Shipping, Pacific Basin, Pangea Logistics, Safe Bulkers, Seanergy, Star Bulk, and Thoresen Thai Agencies.
5 Based on sell-side analyst NAV estimates published by SEB, Clarkson Securities, Fearnley Securities, Deutsche Bank and Pareto, each available as of June 1, 2026.

determined that Diana’s proposal provides no such premium, particularly given Genco’s strong near-term earnings momentum and the strengthening drybulk market environment.

•
The Star Bulk side transaction further highlights the inadequacy of the Offer. As part of its acquisition plan, Diana would sell sixteen (16) of Genco’s vessels to Star Bulk, another direct competitor of Genco, at an implied price of approximately $470.5 million — a discount of approximately 17% below these vessels’ average independent broker fair market valuation. This “fire sale” arrangement to help Diana consummate the transaction would further deprive Genco shareholders of the full fair value of their Shares by diverting value to Star Bulk.

(II)	The Genco Board believes that continuing to pursue Genco’s standalone plan will deliver substantially greater value for Genco’s shareholders than the Offer.

•
Genco is exceptionally positioned to capture value from a strengthening drybulk market. The Genco Board firmly believes that now is precisely the wrong time for Genco shareholders to accept the below-NAV Offer. The drybulk market is experiencing meaningful and accelerating strength:

o	Strong momentum continues. Capesize spot rates surpassed $40,000 per day in the second quarter of 2026, compared to an average of approximately $20,000 per day in the second quarter of 2025.

o
Genco’s strategic decisions have led to superior performance and returns and allows Genco to capture future upside. Genco maintains significant spot exposure in a strong market. Genco’s spot-focused commercial strategy is structured to directly capture this market upside, converting rate improvements into cash flow and dividends for shareholders. Since 2021, Genco has paid $310 million, or $7.16 per share, in dividends.

•
Genco’s modern, premium-earning fleet has significant and growing intrinsic value. Genco’s 44-vessel fleet, pro forma for one Capesize vessel Genco has agreed to acquire, represents a high-quality, modern collection of assets with over 16,000 available spot days annually — a platform that provides direct, scalable exposure to drybulk commodity markets globally. The following fleet attributes underpin Genco’s intrinsic value:

o
Modern fleet with a strong safety and operating record. With an average fleet age of approximately 12.5 years and significant investment in fuel-efficient, premium-earning vessels, Genco’s fleet commands rate premiums relative to older, less efficient tonnage. Fleet assets span major bulk commodities (iron ore, coal, bauxite) and minor bulk commodities (grain, steel products, fertilizer), providing diversified revenue exposure across global trade flows.

o
Proven commercial operating platform. Genco’s global commercial team actively manages vessel deployment through a portfolio approach utilizing spot market voyages, index-linked time charters, and opportunistic fixed-rate coverage - an active strategy designed to outperform peers on a TCE basis.

o
Appreciating asset values. Independent broker valuations confirm that the fair market value of Genco’s fleet is rising, as reflected in the increasing NAV estimates published by multiple sell-side analysts.

(III)	The Offer is another tactic in Diana’s attempts to acquire Genco on the cheap for the benefit of Diana and not Genco’s shareholders.

While Genco would be an extremely valuable asset for Diana, all of Genco’s shareholders - not Diana alone - should stand to benefit from Genco’s strong financial and operational performance, favorable market position, and opportunities for future growth. The Offer is another tactic in Diana’s attempt to acquire an industry leader with a premium earning fleet on the cheap, offering to pay Genco’s shareholders an inadequate price and no control premium. To support its takeover attempt, Diana has resorted to coercive tactics through the launch of a proxy contest through which Diana is attempting to replace the full Genco Board with its own handpicked nominees who may not act in the best interests of Genco shareholders. The Genco Board currently consists of a majority of independent directors bringing best-in-class dry bulk expertise along with other valuable skills and experiences. The Genco Board has a track record of generating meaningful returns and value for Genco shareholders - they are architects of the Comprehensive Value Strategy that has delivered superior returns, compelling dividends and disciplined capital allocation across drybulk market cycles.

(IV)	The quantity and nature of the conditions to the Offer create significant uncertainty and risk.

The Genco Board believes that the numerous conditions in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing of completion. As described in greater detail in “Item 2. Identity and Background of Filing Person - Tender Offer” above, the Offer is subject to a significant number of conditions in favor of Diana, including the following, many of which are outside the control of Genco and create uncertainty around the likelihood that Diana will consummate the Offer:

•	Merger Agreement Condition

•	Minimum Tender Condition

•	Poison Pill Removal Condition

•	Affiliate Transaction Condition

•	Competition Laws Condition

•	Injunction Condition

•	Material Adverse Effect Condition

•	Compliance Condition

According to the Offer, each of the foregoing conditions are for the sole benefit of Diana and may be asserted by Diana in its discretion at any time and from time to time, prior to the expiration of the Offer. In other words, the Offer claims that Diana may assert whenever it chooses, for any reason it chooses, that a condition has not been satisfied, and such determination will not be subject to challenge. In light of these conditions, Genco’s shareholders cannot be assured that Diana would consummate the Offer.

(V)
The independent financial advisors to the Genco Board and the Strategic Committee have each delivered an opinion to the effect that, as of the date of each opinion, the consideration proposed to be received by Genco shareholders or to be paid to Genco shareholders (other than Diana and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such shareholders.

The Genco Board considered the fact that on June 1, 2026, Jefferies rendered its oral opinion to the Genco Board and the Strategic Committee, subsequently confirmed in writing, to the effect that, as of such date, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Jefferies, as set forth in Jefferies’ written opinion, the consideration proposed to be paid by the Purchaser to the holders of Shares (other than Diana and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders of Shares.

The Genco Board also considered the fact that on June 1, 2026, Morgan Stanley separately rendered its oral opinion to the Genco Board and the Strategic Committee, subsequently confirmed in writing, to the effect that, as of such date, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley’s written opinion, the consideration proposed to be received by the holders of Shares (other than Diana and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders of Shares.

The full text of the written opinions of each of Jefferies and Morgan Stanley, each dated June 1, 2026, and each of which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken in connection with the opinion of such financial advisor, are attached as Annexes E and F, respectively, to this Statement on Schedule 14D-9. Each of Jefferies and Morgan Stanley provided a separate opinion for the information and assistance of the Genco Board and the Strategic Committee, respectively, in connection with the Genco Board’s and the Strategic Committee’s consideration of the Offer. The separate opinions of each of Jefferies and Morgan Stanley (i) do not constitute advice or recommendations as to whether any shareholder should tender such shareholder’s Shares in connection with the Offer or otherwise how to act in connection with the Offer or any other matter, (ii) do not address the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer, and (iii) opine only that, based on and subject to the various assumptions, qualifications, limitations and other matters described in their respective written opinions, as of the date thereof, the consideration proposed to be paid to the Genco shareholders (other than Diana and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders of Shares.

* * * * *

The foregoing discussion of the information and factors considered by the Genco Board is not meant to be exhaustive but includes the material information, factors and analyses considered by the Genco Board in reaching its conclusions and recommendations. The members of the Genco Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Genco and considered the advice of the Genco Board’s financial and legal advisors and the recommendation of the Strategic Committee. Given the number and variety of factors that the Genco Board considered, the members of the Genco Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Genco Board was made after considering the totality of the information and factors involved. In addition, individual members of the Genco Board may have given different weight to different factors.

Considering the factors described above, the Genco Board has determined that the Offer is not in the best interests of Genco and its shareholders.

ACCORDINGLY, THE GENCO BOARD UNANIMOUSLY RECOMMENDS THAT GENCO’S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES TO DIANA PURSUANT TO THE OFFER.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

The first two paragraphs under Item 5 of the Statement are amended and restated in their entirety as follows:

The Strategic Committee has retained Jefferies as Genco’s financial advisor in connection with, among other things, the Strategic Committee’s and the Genco Board’s analysis and consideration of, and response to, the Offer. The Genco Board and the Strategic Committee selected Jefferies based on its qualifications, expertise and knowledge of Genco’s industry, business and goals. Genco has agreed to pay Jefferies (i) a fee of $750,000 payable at such time as Jefferies informed Genco that it was prepared to deliver the opinion attached as Annex B to the Statement, (ii) a fee of $750,000 payable at such time as Jefferies informed Genco that it was prepared to deliver the opinion attached as Annex E to the Statement, (iii) an up-front fee of $1.25 million payable to Jefferies upon execution of the engagement letter between Jefferies and Genco dated as of December 29, 2025, (iv) a fee of $1.75 million, which became payable upon the occurrence of certain events in connection with the Annual Meeting and (v) an additional fee of $1.25 million, contingent upon the occurrence of certain events in connection with the Annual Meeting. In addition, Genco has agreed to reimburse Jefferies for certain expenses arising out of or in connection with its engagement and to indemnify Jefferies against certain liabilities relating to or arising out of its engagement.

Genco has retained Morgan Stanley as special advisor to the Genco Board financial advisor in connection with Genco’s analysis and consideration of, and response to, the Offer. Genco has agreed to pay Morgan Stanley (i) a fee of $2 million, which became payable upon delivery of Morgan Stanley’s opinion attached hereto as Annex C and (ii) a fee of $1 million, which became payable upon delivery of Morgan Stanley’s opinion attached hereto as Annex F. In addition, Genco has agreed to reimburse Morgan Stanley for certain expenses arising out of or in connection with its engagement and to indemnify Morgan Stanley against certain liabilities relating to or arising out of its engagement.

Item 6.	Interests in Securities of the Subject Company

The section entitled “Transactions by Executive Officers and Directors” in Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Transactions by Executive Officers and Directors

Name	Transaction Date	Number of Direct Shares	Share Price ($)	Transaction Description
Paramita Das	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant
	05/26/2026	92.55	N/A	RSU Grant
	05/26/2026	134.62	N/A	RSU Grant
Kathleen C. Haines	03/18/2026	296.54	N/A	RSU Grant
	03/18/2026	167.92	N/A	RSU Grant
	03/18/2026	348.12	N/A	RSU Grant
	03/18/2026	458.68	N/A	RSU Grant
	03/18/2026	177.26	N/A	RSU Grant
	03/18/2026	138.58	N/A	RSU Grant
	03/18/2026	191.88	N/A	RSU Grant
	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant
	03/18/2026	66.1	N/A	RSU Grant
	05/26/2026	193.51	N/A	RSU Grant
	05/26/2026	109.57	N/A	RSU Grant
	05/26/2026	227.17	N/A	RSU Grant
	05/26/2026	299.31	N/A	RSU Grant
	05/26/2026	115.67	N/A	RSU Grant
	05/26/2026	90.43	N/A	RSU Grant
	05/26/2026	125.21	N/A	RSU Grant
	05/26/2026	92.55	N/A	RSU Grant
	05/26/2026	134.62	N/A	RSU Grant
	05/26/2026	43.13	N/A	RSU Grant
Basil G. Mavroleon	03/18/2026	41.1	N/A	RSU Grant
	03/18/2026	588.42	N/A	RSU Grant
	03/18/2026	296.54	N/A	RSU Grant
	03/18/2026	167.92	N/A	RSU Grant
	03/18/2026	348.12	N/A	RSU Grant

	03/18/2026	458.68	N/A	RSU Grant
	03/18/2026	177.26	N/A	RSU Grant
	03/18/2026	138.58	N/A	RSU Grant
	03/18/2026	191.88	N/A	RSU Grant
	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant
	05/26/2026	26.82	N/A	RSU Grant
	05/26/2026	383.97	N/A	RSU Grant
	05/26/2026	193.51	N/A	RSU Grant
	05/26/2026	109.57	N/A	RSU Grant
	05/26/2026	227.17	N/A	RSU Grant
	05/26/2026	299.31	N/A	RSU Grant
	05/26/2026	115.67	N/A	RSU Grant
	05/26/2026	90.43	N/A	RSU Grant
	05/26/2026	125.21	N/A	RSU Grant
	05/26/2026	92.55	N/A	RSU Grant
	05/26/2026	134.62	N/A	RSU Grant
Karin Y. Orsel	03/18/2026	177.26	N/A	RSU Grant
	03/18/2026	138.58	N/A	RSU Grant
	03/18/2026	191.88	N/A	RSU Grant
	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant
	05/26/2026	115.67	N/A	RSU Grant
	05/26/2026	90.43	N/A	RSU Grant
	05/26/2026	125.21	N/A	RSU Grant
	05/26/2026	92.55	N/A	RSU Grant
	05/26/2026	134.62	N/A	RSU Grant
Arthur L. Regan	03/18/2026	177.26	N/A	RSU Grant
	03/18/2026	138.58	N/A	RSU Grant
	03/18/2026	191.88	N/A	RSU Grant
	03/18/2026	141.83	N/A	RSU Grant
	03/18/2026	206.3	N/A	RSU Grant
	05/26/2026	115.67	N/A	RSU Grant
	05/26/2026	90.43	N/A	RSU Grant
	05/26/2026	125.21	N/A	RSU Grant
	05/26/2026	92.55	N/A	RSU Grant
	05/26/2026	134.62	N/A	RSU Grant

Item 8.	Additional Information

The section entitled “Quantification of Potential Payments to Genco’s Named Executive Officers in Connection with the Offer” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

Quantification of Potential Payments to Genco’s Named Executive Officers in Connection with the Offer

The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the NEOs that is based on or otherwise relates to the Offer and assumes, among other things, that the Offer is consummated, the Offer constitutes a change in control of Genco and that the NEOs will incur a severance-qualifying termination of employment immediately following consummation of the Offer.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Offer. In the event that any payments to any NEO under the Employee Retention Plan or his employment agreement (if applicable) would be subject to Section 4999 of the Code, such payments will be either reduced to a level at which the excise tax is not triggered or paid in full (which would then be subject to the excise tax), whichever results in the better net after-tax position for such NEO. For purposes of calculating such amounts, Genco has assumed:

•	the relevant price is $24.80 per Share, which is the per Share consideration being offered to all shareholders of Genco in connection with the Offer;

•	June 1, 2026 as the date on which the Offer is consummated;

•
a termination of each NEO’s employment by Genco without cause or by the applicable NEO for good reason (in each case, as defined in the Employee Retention Plan) on May 13, 2026, based on the terms of the Employee Retention Plan; and

•	the amounts payable to the NEO would not result in the application of the excise tax under Section 4999 of the Code.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
John C. Wobensmith	$6,183,459	$8,456,354	$286,580	$14,926,393
Peter Allen	$1,746,462	$3,332,401	$115,602	$5,194,465
Joseph Adamo	$1,086,256	$883,674	$87,790	$2,057,719
Jesper Christensen	$1,840,462	$3,753,331	$58,273	$5,652,066

(1)
Amounts shown reflect cash severance payable under the Employee Retention Plan, consisting of the following components: for Mr. Wobensmith, (i) a lump sum cash payment, paid on the sixtieth (60th) day following his termination date, equal to three (3) times the sum of (x) his base salary and (y) the average of the actual bonuses paid to him in respect of the three (3) calendar years immediately preceding the calendar year in which the termination date occurs; and (ii) a lump sum cash payment, paid on the sixtieth (60th) day following the termination date, equal to the amount determined by multiplying the average of the actual bonuses paid to him during the three (3) calendar years immediately preceding the year in which the termination date occurs by a fraction, the numerator of which is the number of days the employee was employed by Genco during the year in which the termination date occurs, through and including the termination date, and the denominator of which is three hundred sixty-five (365); and for the other NEOs, (i) a lump sum cash payment, paid on the sixtieth (60th) day following his termination date, equal to two (2) times the sum of (x) his base salary and (y) the average of the actual bonuses paid to him in respect of the three (3) calendar years immediately preceding the calendar year in which the termination date occurs; and (ii) a lump sum cash payment, paid on the sixtieth (60th) day following the termination date, equal to the product of (A) the greater of (x) the target annual bonus or (y) the actual bonus for the year in which the termination date occurs, assuming the performance period ended on the termination date, and (B) a fraction, the numerator of which is the number of days he was employed by Genco during the year in which the termination date occurs, through and including the termination date, and the denominator of which is three hundred sixty-five (365). Severance payments under the Employee Retention Plan are double trigger arrangements, meaning that both a change in control and qualifying termination of employment must occur, and are subject to the NEO’s execution and effectiveness of a release of claims. The amount of each component used to calculate the cash payment is set forth in the table below.

Name	Multiple of Base Salary and Average Actual Bonus Paid ($)	Pro Rata Bonus ($)
John C. Wobensmith	$5,704,000	$479,459
Peter Allen	$1,601,333	$145,129
Joseph Adamo	$1,020,667	$65,589
Jesper Christensen	$1,695,333	$145,129

(2)
Under the Employee Retention Plan, following a change in control and a qualifying termination, outstanding equity awards vest in full, with any performance-based awards vesting based upon deemed upon achievement of the performance metrics at the target level. The aggregate dollar value of stock awards for which vesting would be accelerated upon a double trigger termination of employment is as follows:

Name	Restricted Stock Units ($)	Performance Restricted Stock Units ($)
John C. Wobensmith	$3,633,770	$4,822,583
Peter Allen	$1,520,686	$1,811,714
Joseph Adamo	$350,176	$533,498
Jesper Christensen	$1,907,492	$1,845,839

(3)
Represents the cost of continued participation in Genco’s medical, dental, long-term disability, and life insurance benefit plan coverage for three (3) years for Mr. Wobensmith and up to two (2) years for the other NEOs and outplacement services. The benefits reported in this column are subject to double trigger vesting, meaning that both a change in control and qualifying termination of employment must occur.

The section entitled “Rights Agreement” in Item 8 of the Statement is hereby supplemented as follows:

On June 2, 2026, Genco entered into that certain Third Amendment to the Rights Agreement. The Genco Board determined that, based on shareholder feedback and its ongoing assessment of the facts and circumstances, it would be in the best interests of Genco and its shareholders to remove the defined term “Acting in Concert” from the Rights Agreement.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(34)	Opinion of Jefferies LLC, dated as of June 1, 2026 (included as Annex E to this Statement).
(a)(35)	Opinion of Morgan Stanley & Co. LLC, dated as of June 1, 2026 (included as Annex F to this Statement).
(a)(36)	Letter to Diana Shipping Inc., sent by Genco on June 2, 2026.
(a)(37)	Statement issued by Genco on June 2, 2026.
(a)(38)	Updated website, made available by Genco on June 2, 2026.
(a)(39)	LinkedIn post, made available by Genco on June 2, 2026.
(e)(67)
Third Amendment to the Rights Agreement, dated June 2, 2026, between Genco Shipping & Trading Limited and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Genco’s Current Report on Form 8-K, filed on June 2, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 2, 2026

GENCO SHIPPING & TRADING LIMITED

By:	/s/ Peter Allen
Peter Allen
Chief Financial Officer (Principal Executive Officer)

ANNEX A

Conditions to the Offer

The penultimate paragraph of Annex A to the Statement is hereby amended and restated in its entirety as follows:

According to the Schedule TO, the purpose of the Offer is for Diana through the Purchaser to acquire control of, and ultimately the entire equity interest in, Genco. According to the Schedule TO, subject to the foregoing conditions, Diana will acquire any and all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer, which is 5:00 p.m., New York City time, on June 26, 2026, unless extended by the Purchaser (the “Expiration Date”). If the Offer is extended, Diana has stated that it will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire.

ANNEX E

Opinion of Jefferies LLC

Jefferies LLC
520 Madison Avenue
New York, NY 10022

June 1, 2026

Board of Directors
Strategic Committee of the Board of Directors
Genco Shipping & Trading Limited
299 Park Avenue
New York, NY 10171

Members of the Board of Directors and the Strategic Committee:

We understand that 4 Dragon Merger Sub Inc., a corporation organized under the laws of the Marshall Islands (“Purchaser”) and a wholly owned subsidiary of Diana Shipping Inc., a corporation organized under the laws of the Marshall Islands (“Diana”) (i) on May 4, 2026, commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Shares”) of Genco Shipping & Trading Limited, a corporation organized under the laws of the Marshall Islands (“Genco”) (including the associated preferred stock purchase rights (the “Rights”) and together with the Common Shares, the “Shares”) issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as amended by that First Amendment, dated November 10, 2025, and that Second Amendment, dated May 1, 2026, and as it may be further amended or supplemented from time to time), by and between Genco and Computershare Inc., as Rights Agent), other than Shares held in treasury by Genco, at $23.50 per Share in cash (the “Original Offer to Purchase”) and (ii) on May 27, 2026, amended the terms of the Original Offer to Purchase to increase the price proposed to be paid in the Offer (as defined below) to $24.80 per Share in cash (the “Consideration”) and to extend the expiration date of the Offer to June 26, 2026.  The terms and conditions of the offer to purchase, as so amended (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO originally filed by Diana and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 4, 2026, as subsequently amended on May 7, 2026, May 12, 2026, May 18, 2026, May 19, 2026 and May 27, 2026 (the “Schedule TO”) provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, Purchaser will pay the Consideration for each Share validly tendered. We note that, if the Offer is consummated, Purchaser intends to consummate a merger with Genco (the “Merger” and together with the Offer, the “Transaction”) in which all remaining holders of Common Shares would receive the highest price paid per Share in the Offer, without interest.   We also understand that Diana has entered into a purchase and sale agreement with Star Bulk Carriers Corp. (“Star Bulk”), pursuant to which Star Bulk has agreed to acquire certain assets of Genco, conditioned on Diana’s completion of the acquisition of Genco, and we express no opinion with respect to any such transaction.

You, the Board of Directors of Genco (the “Board”) and the Strategic Committee of the Board (the “Strategic Committee”), have asked for our opinion as to the adequacy, from a financial point of view, to the holders of Common Shares (other than Diana and any of its affiliates) of the Consideration proposed to be paid by the Offeror in the Transaction.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available financial and other information about Genco and the industry in which it operates;

Annex E-1

Jefferies LLC
520 Madison Avenue
New York, NY 10022
(ii)
reviewed certain information furnished to us by Genco management relating to the business, operations, assets and prospects of Genco, including internal projected financial data for Genco prepared by Genco management and approved for our use by the Board (the “Genco Forecasts”);

(iii)	held discussions with members of senior management of Genco with respect to certain aspects of the Offer, and the business, operations and prospects of Genco;

(iv)	compared the financial performance of Genco and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(v)	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain other transactions that we deemed relevant;

(vi)	reviewed the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein;

(vii)
reviewed the Solicitation/ Recommendation Statement of Genco filed on Schedule 14D-9 with the SEC, all subsequent amendments thereto filed with the SEC prior to the date of this opinion, and a draft of Amendment No. 6 to the Solicitation/ Recommendation Statement of Genco on Schedule 14D-9 in the form provided to us by Genco management on June 1, 2026 (collectively, the “Recommendation”); and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, with your permission, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by or on behalf of Genco or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of Genco management that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, Genco, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals. We have not evaluated the solvency of Genco, Diana or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to us and, at your direction, reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. With respect to the Genco Forecasts prepared by Genco management and provided to us by Genco, you have informed us, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of Genco management as to the future financial performance of Genco. At your direction, we have used and relied upon the Genco Forecasts in our review and analysis and in rendering this opinion. We express no opinion as to whether the Genco Forecasts will be realized in the amounts and at the times projected.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof, and the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm our opinion.

We have made no independent investigation of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, or any settlements thereof, to which Genco is or may be a party or is or may be subject, and this opinion does not consider the potential effects of any such litigation, actions, claims, other contingent liabilities or settlements. For purposes of our analysis and opinion, we have assumed that the statements made by Diana, Genco, the Board and others in the Offer, the Recommendation and any related documents are accurate and complete in all respects material to our analysis.

Annex E-2

Jefferies LLC
520 Madison Avenue
New York, NY 10022
This opinion is provided to the Board and the Strategic Committee (each in its capacity as such) for the use and benefit of the Board and the Strategic Committee in their evaluation of the Offer. We have not been asked to pass upon, and express no opinion with respect to, any matter other than the adequacy from a financial point of view to the holders (other than Diana and its affiliates) of Common Shares, as of the date hereof, of the Consideration proposed to be paid to such holders pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transaction. We do not express any view on and our opinion does not address, the fairness or adequacy of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies or Genco, or as to the fairness or adequacy of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Genco, or any class of such persons, whether relative to the Consideration or otherwise.  We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Offer or the Transaction, including without limitation, the structure or form of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to other strategies or transactions that might be available to Genco or in which Genco might engage. In arriving at our opinion, we were not authorized to solicit, and we did not solicit, interest from any third party with respect to the acquisition of any or all of the Common Shares or any business combination or other extraordinary transaction involving Genco. Our opinion does not constitute a recommendation to the Board, the Strategic Committee, or to any holder of Common Shares or to any other person in respect of the Transaction, including as to whether any person should tender Shares in the Offer or take any other action in respect of the Transaction or any matter related thereto. We express no opinion as to the price at which Common Shares will trade at any time in the future. Our opinion has been authorized by the Fairness Opinion Committee of Jefferies LLC.

We have acted as Genco’s financial advisor in connection with the Strategic Committee of the Board and the Board’s consideration of, and assessment and response to, the Offer and other matters pursuant to our engagement by the Strategic Committee. We expect to receive certain fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is withdrawn, and a fee which is payable upon the delivery of this opinion. In addition, Genco has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement.

During the past two years, we have not been engaged to provide financial advisory services or financing services to Diana, and we have not received any compensation from Diana during such period. During the two year period preceding the date of this letter, we have provided financial advisory services to Genco for which we have received approximately $6.75 million in the aggregate, which includes fees paid to us by Genco for (i) financial advisory services in connection with a proxy contest in 2024, (ii) financial advisory services to the Board and the Strategic Committee in connection with proposals by Diana to acquire Genco, and (iii) the opinion rendered by us to the Strategic Committee of the Board and the Board in connection with their assessment of the consideration proposed to be paid in the Original Offer to Purchase. During the past two years, we have provided financing services to Star Bulk for which we have received no compensation.  In the ordinary course of our business, we and our affiliates trade and hold securities of Genco for our own account and for the accounts of our customers and hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to Genco, Diana, Star Bulk or entities that are affiliated with Genco, Diana or Star Bulk, for which we would expect to receive compensation. Our opinion may be reproduced in full in any recommendation statement mailed to stockholders of Genco but may not otherwise be used, referred to, or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid by the Offeror to holders of Common Shares (other than Diana and its affiliates) in the Transaction is inadequate, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

Jefferies LLC

Annex E-3

ANNEX F

Opinion of Morgan Stanley & Co. LLC

June 1, 2026

Board of Directors
Strategic Committee of the Board of Directors
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, New York 10171

Members of the Board and the Strategic Committee:

We understand that, on May 4, 2026, 4 Dragon Merger Sub Inc. (“Purchaser”), a direct wholly-owned subsidiary of Diana Shipping Inc. (“Diana Shipping”), commenced an offer to purchase each of the issued and outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Company Common Stock”), of Genco Shipping & Trading Limited (the “Company”) at a purchase price of $23.50 per share, in cash, without interest and less any required withholding taxes, which was subsequently increased on May 27, 2026 to $24.80 per share, in cash, without interest and less any required withholding taxes (the “Amended Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash (the “Offer to Purchase”) and the related Letter of Transmittal (together with the Offer to Purchase, in each case as amended through the date hereof, the “Offer Documents”), each contained in the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) filed by Diana Shipping and Purchaser on May 4, 2026 and as amended on May 27, 2026 (the “Amended Offer”). The Offer Documents provide that the Amended Offer is conditioned on, among other things, the Company’s entry into an agreement and plan of merger with Diana Shipping and Purchaser substantially in the form attached as Annex A to the original Offer to Purchase (the “Proposed Merger Agreement”) which would provide for, among other things, following completion of the Amended Offer, the merger of Purchaser with and into the Company (the “Merger” and, together with the Amended Offer, the “Proposed Transaction”) pursuant to which each remaining outstanding share of Company Common Stock (other than shares held in treasury by the Company and shares owned by Diana Shipping and its wholly-owned subsidiaries) would be converted into the right to receive an amount in cash equal to same price paid per share of Company Common Stock in the Amended Offer, without interest and subject to any required withholding taxes.

You have asked for our opinion as to whether the Amended Offer Consideration to be received by the holders of shares of Company Common Stock pursuant to the Amended Offer is adequate from a financial point of view to the holders of Company Common Stock (other than Diana Shipping and its affiliates).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

Annex F-1

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)
Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Reviewed certain third-party vessel appraisals and broker valuation reports (the “Third-Party Valuations”);

9)	Reviewed the Offer Documents and certain related documents;

10)	Reviewed the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on May 15, 2026, as amended through Amendment No. 5 thereto; and

11)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Proposed Transaction would be consummated in accordance with the terms set forth in the Offer Documents without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Proposed Transaction. We do not express any view on, and this opinion does not address, any other term or aspect of the Offer Documents, the Proposed Merger Agreement or the transactions contemplated thereby, or any term or aspect of any other agreement or instrument contemplated by the Offer Documents or the Proposed Merger Agreement or entered into or amended in connection therewith. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, whether relative to the Amended Offer Consideration to be received by the holders of shares of the Company Common Stock in the Proposed Transaction or otherwise. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, Diana Shipping or any other party, nor have we been furnished with any such valuations or appraisals other than the Third-Party Valuations. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors (the “Board”) and the Strategic Committee of the  Board (the “Strategic Committee”) of the Company in connection with the Amended Offer and will receive a fee for the rendering of our opinion as to whether the Amended Offer Consideration to be received by the holders of Company Common Stock pursuant to the Amended Offer is adequate from a financial point of view to the holders of Company Common Stock (other than Diana Shipping and its affiliates). In the two years prior to the date hereof, we have

Annex F-2

provided financial advisory services for the Company and have received fees in connection with such services. In the two years prior to the date hereof, we have not received any fees for financial advisory or financing services from Diana Shipping or Star Bulk Carriers Corporation (“Star Bulk Carriers”). Morgan Stanley may seek to provide financial advisory and financing services to the Company, Diana Shipping, Star Bulk Carriers and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Diana Shipping, Star Bulk Carriers or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board and the Strategic Committee and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Amended Offer if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the holders of Company Common Stock should tender such shares in connection with the Amended Offer or take any other action with respect to the Proposed Transaction or the Amended Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Amended Offer Consideration to be received by the holders of shares of Company Common Stock pursuant to the Amended Offer is inadequate from a financial point of view to the holders of shares of Company Common Stock (other than Diana Shipping and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Kristin Lindia
Kristin Lindia
Managing Director

Annex F-3